Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 26, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10756
MFG Core Portfolio Series
(the “Trust”)
CIK No. 1968803 File No. 333-271254

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please supplementally explain to the Staff what “MFG” refers to.

Response:The Trust notes that the Sponsor created the Trust for Monroe Financial Group (“MFG”) to be sold only to MFG customers. MFG is not compensated for the use of its name.

2.It appears that only the Diversified Equity Strategic Allocation market segment explicitly diversifies across various market capitalizations and among growth and value styles. Please revise for clarity.

Response:The Trust believes the disclosure as currently presented is accurate. The Diversified Equity Strategic Allocation market segment specifically seeks to identify growth and value stocks and small-, mid- and large-capitalization stocks. However, the other market segments (i.e., Dividend Strength and Capital Strength) have the ability to invest in growth/value stocks and companies with various market capitalizations but these are not part of the segments’ principal strategies. Nevertheless, the Trust as a whole is designed to provide broad equity diversification among common stocks across various market capitalizations, growth and value styles, and sectors.

3.Please disclose the characteristics for large-cap and mid-cap stocks.

Response:The Trust notes that the large-cap and mid-cap universes do not have the same liquidity restraints as the small-cap universe. Therefore, the additional disclosure relating to the small-cap universe does not have correlating disclosure applicable to the large-cap and mid-cap universes.

4.Please disclose what is considered a growth and value stock.

Response:The following disclosure has been added to the first paragraph under “Diversified Equity Strategic Allocation”:

“Growth stocks are stocks with higher than average price to book ratios, which are considered by the Sponsor to have the potential to outperform the overall market over time because of their future potential. Value stocks are stocks with lower than average price to book ratios, which are considered by the Sponsor to be currently trading below their intrinsic value and are therefore likely to provide a superior return.”

5.Please add “Regardless of universe,” to the sentence, “Stocks with a price of $1,000 or higher per share are not eligible for selection.”

Response:The disclosure has been revised in accordance with the Staff’s comment.

6.Please clarify whether the numbers in the Number of Eligible Stocks should add up to 3,000 given the description provided in the Portfolio section.

Response:The Trust respectfully points the Staff to the various screens and filters that reduce the initial universe of 3,000 stocks, which results in a lower total number of eligible securities:

“[A]nd then separating them into large-cap (largest 10%), mid-cap (next 20%), and small-cap (remaining 70%)…”

“In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 within each growth and value group are included to ensure sufficient liquidity…”

“The international universe consists of the 100 largest companies from developed nations whose shares are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts/ADRs which trade on the over-the-counter market or are listed on a U.S. securities exchange…”

“Stocks with a price of $1,000 or higher per share are not eligible for selection…”

7.Please clarify what “Apply the rules-based stock selection models” means. Please describe these models.

Response:The Trust notes that “Apply the rules-based stock selection models” is a sub-heading under the “Diversified Equity Strategic Allocation” section. The Trust notes that the three models (i.e., (1) Risk Model, (2) Value & International Model and (3) Growth Model) are described in detail under the sub-heading entitled “Stock Selection Factors.” The Trust provides introductory disclosure relating to the models by stating the following under the “Apply the rules-based stock selection models” sub-heading. In accordance with the Staff’s comment, the disclosure has been revised as follows:

“We then rank the stocks within each of the seven universes based on two multi-factor models, with each factor within a model receiving an equal weight. Half of a stock’s ranking is based on a risk model and applies to all seven universes. The remaining half of a stock’s ranking is based on a model which is determined by the stock’s style designation (i.e., growth, value or international). Value and international stocks are ranked together on one model, while growth stocks are ranked using a separate model.”

8.In order to avoid confusion as to which models are associated with which Value/International/Growth stocks, please clarify by identifying each “style” model referenced in the last sentence of the Portfolio section.

Response:The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 7 above.

9.Please clarify whether “debt to equity” and “beta” are the factors that the stock selection models evaluate.

Response: The following disclosure has been added after each multi-factor model to clarify that the model evaluates each of the bulleted factors:

“Risk Model. The following factors are used to evaluate and rank the stocks within the model…”

“Value & International Model. The following factors are used to evaluate and rank the stocks within the model…”

“Growth Model. The following factors are used to evaluate and rank the stocks within the model…”

10.Please include a plain English explanation of each factor in the stock selection models and briefly describe how it is measured.

Response:In accordance with the Staff’s comment, the “Stock Selection Factors” sub-section has been revised as follows:

Stock Selection Factors.

Risk Model:

- Debt to equity ratio. Compares a company’s long-term debt to its stockholder’s equity. Companies that have a lower debt to equity ratio are assigned a higher ranking.

- Beta. Compares a security’s volatility relative to the market. A security with a beta less than 1.0 would generally be considered lower risk than the market. Companies that have a lower beta are assigned a higher ranking.

- Earnings variability. Compares a company’s trailing 12-months earnings per share from the previous five years against a linear trend line. Companies that have more consistent earnings growth are assigned a higher ranking.

Value & International Model:

- Price to book ratio. Compares a company’s market capitalization to its book value. Companies that have a lower, but positive, price to book ratio are assigned a higher ranking.

- Price to cash flow ratio. Compares a company’s market capitalization to its cash flow generated. Companies that have a lower, but positive, price to cash flow ratio are assigned a higher ranking.

- Return on assets. Compares a company’s training 12-months net income to its total assets. Companies that have higher return on assets are assigned a higher ranking.

- 3-month price appreciation. Companies are numerically ranked by their stock’s trailing three-month price appreciation, with a preference to those with the greatest price appreciation.

Growth Model:

- Price to sales ratio. Compares a company’s market capitalization to revenue generated. Companies that have a lower price to sales ratio are assigned a higher ranking.

- Price to cash flow ratio. Compares a company’s market capitalization to its cash flow generated. Companies that have a lower, but positive, price to cash flow ratio are assigned a higher ranking.

- Change in return on assets. Compares a company’s current return on assets relative to a year ago. Companies that have a higher change in return on assets are assigned a higher ranking.

- 6-month price appreciation. Companies are numerically ranked by their stock’s trailing six-month price appreciation, with a preference to those with the greatest price appreciation.

11.Please clarify how a higher ranking is awarded for each factor within each model (other than the earnings variability factor).

Response:The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 10 above.

12.Please clarify whether debt to equity means debt to equity ratio.

Response: The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 10 above.

13.Please define beta.

Response: The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 10 above.

14.Please clarify whether straight trend line and linear trend line mean the same thing.

Response:The Trust notes the disclosure means the same thing and has revised the disclosure accordingly. Please refer to the Trust’s response to Comment 10 above.

15.Please clarify whether price to book and price to cash flow are ratios.

Response:The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 10 above.

16.Please confirm supplementally that the selection criteria for the Diversified Equity Strategic Allocation market segment results in 210 total stocks selected for the Trust (i.e., GICS allocation limits do not limit selecting a total of 30 stocks from each of the seven style classes).

Response:The Trust confirms the Diversified Equity Strategic Allocation market segment results in 210 total stocks and that the GICS allocation limits do not limit selecting a total of 30 stocks from each of the seven style classes. For clarification, the Trust has added the following disclosure:

“The 30 stocks with the best overall ranking from each of the seven style classes are selected for the portfolio, subject to a maximum of six stocks from any one of the major market sectors as determined by S&P’s Global Industry Classification Standard (GICS®). The Financials and Real Estate sectors are combined for the sector limit purpose. If more than six stocks from any one of the major GICS® sectors are selected, those stocks are excluded and replaced with the next best scoring stocks which satisfy the criteria set forth above. In the event of a tie, the stock with the better price to cash flow ratio is selected.”

17.If true, please disclose that there is no predetermined (or minimum or maximum) number of stocks that can be selected from the Capital Strength and/or Dividend Strength market segment. Otherwise, please disclose the number or range.

Response:In accordance with the Staff’s comment, the disclosure has been revised to clarify that the Capital Strength market segment includes 30 stocks and the Dividend Strength market segment includes 25 stocks.

18.The Staff notes that the disclosure for Capital Strength states, “This universe is reduced by screening for companies with long-term debt to market value ratios of less than 30%, return on equity ratios of greater than 15%, and a cash and cash equivalents balance of greater than $1 billion.” Please revise in plain English to clarify whether this means that companies that satisfy these criteria are included or excluded.

Response:In accordance with the Staff’s comment, the phrase “screening for” has been replaced with “including only those…”

19.Please apply Comment 19 to the Dividend Strength disclosure.

Response:In accordance with the Staff’s comment, the phrase “screening for” has been replaced with “including only those…”

20.The Staff notes that there is no strategy disclosure regarding real estate investment trusts (“REITs”) despite a REITs risk. Please specify REITs in the Portfolio Selection Process section, if applicable, or explain the reason for the omission.

Response:If the Trust’s final portfolio invests in REITs, appropriate disclosure will be added to the “Additional Portfolio Contents” section of the prospectus to align with the REITs risk. However, if the Trust’s final portfolio does not invest in REITs, the corresponding risk disclosure will be removed from the prospectus.

Risk Factors

21.Please also include the risks associated with investing in American Depositary Receipts (“ADRs”).

Response: The Trust notes that the “Portfolio Selection Process” states that the international universe of the Diversified Equity Strategic Allocation strategy can consist of companies whose shares are either directly listed on a U.S. securities exchange or are in the form of ADRs which trade on the over-the-counter market or are listed on a U.S. securities exchange. Therefore, it is not a requirement that the Trust invests in ADRs. However, if the Trust’s final portfolio invests in ADRs, appropriate risk disclosure will be added to the prospectus.

22.Please include a Brexit risk if applicable.

Response: If the Trust’s final portfolio has significant exposure to European or United Kingdom securities, Brexit disclosure will be included.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon